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October 29, 2013	TSX: TMM, NYSE. MKT: TGD
NEWS RELEASE

Timmins Gold Reports $4.8 million in earnings for Q3 2013

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) (the “Company”) is pleased to report its financial results for the third quarter ended September 30, 2013. The comparative period is the three months ended September 30, 2012. All results are presented in United States dollars ("US dollars") unless otherwise stated. Readers should refer to the Q3 2013 Management’s Discussion and Analysis and condensed interim consolidated financial statements for complete information.

THIRD QUARTER HIGHLIGHTS
  Metal revenues were $38.1 million, compared to $41.7 million during the same prior year period. This represents an 9% decrease in revenue over the prior year, primarily due to the sustained decrease in gold price since April 2013, offset by increased production. The average London PM Fix price was $1,326 per ounce, compared to $1,652 per ounce during the same prior year period. This represents a 20% decrease over the prior year.

  Profit from operations was $9.3 million, compared to $19.2 million during the same prior year period. This represents a 52% decrease over the prior year. This was mainly due to the reduced revenues realized from the lower gold price.

  Earnings were $4.8 million or $0.03 per share, compared to $13.7 million or $0.09 per share during the same prior year period. This represents a 65% and 70% decrease, respectively, over the prior year.

  Cash flows from operations before changes in non-cash working capital were $13.7 million or $0.09 per share, compared to $22.5 million or $0.16 per share during the same prior year period.

  Cash at September 30, 2013 was $14.4 million after investing $10.3 million in exploration, plant expansion and spending on deferred stripping. Cash at September 30, 2012 was $28.3 million after investing $8.1 million in exploration, plant expansion and spending on deferred stripping.

  The Company produced a record 29,139 ounces of gold and sold a record 28,637 ounces of gold, compared to 25,153 and 25,153, respectively, during the same prior year period. This represents a 16% and 14% increase of ounces produced and sold, respectively, over the prior year due to increased throughput and crushing capacity.

  The Company’s cash cost per ounce on a by-product basis was $738 (all-in sustaining cash cost per ounce on a by-product basis - $898), compared to $668 (all-in sustaining cash cost per ounce on a by- product basis - $884) during the same prior year period. This increase in cash costs is primarily driven by lower grades realized in the current quarter of 0.77 grams of gold per tonne (“g/t Au”), compared to the same prior year quarter 0.89 g/t Au. In addition, due to changes in accounting methods caused by the drop in gold price, the inclusion of approximately 50% of the mining costs associated with the unprocessed ore stockpile resulted in a $16 per ounce increase to the cash cost per ounce. These increases are partially offset by cost reduction initiatives.

  During July 2013, the Company announced postponing the installation of a new crushing circuit as well as the commencement of La Chicharra operations until the new mine plan has been produced.

  During August 2013, the Company entered into an agreement with an equipment supplier to finance the remaining portion of an equipment purchase totalling $4.9 million (excluding VAT) of which the Company had previously paid $1.5 million (excluding VAT). The financing agreement carries an annual interest rate of 7.2% and the remaining balance of $3.4 million (excluding VAT) is payable in 36 monthly instalments which include equal principal repayments of $0.1 million.
SUMMARIZED ANNUAL FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) unless otherwise indicated	Quarter Ended September 30, 2013	Quarter Ended September 30, 2012
Gold sold (oz)	28,637	25,153
Silver sold (oz)	16,228	13,857
Metal revenues	$38,065	$41,748
Production costs, excluding depletion and depreciation	21,471	$17,235
Profit from operations	$9,261	$19,166
Earnings	$4,764	$13,690
Earnings per share, basic and diluted	$0.03	$0.09
Cash flows from operations	$10,668	$15,425
Cash flows from operations before changes in non-cash working capital	$13,715	$22,532
Total cash, end of period	$14,391	$28,276
Total assets, end of period (1)	$260,886	$199,710
By-product cash costs per gold ounce	$738	$668
All-in sustaining cash cost per gold ounce	$898	$884
Average realized gold price per gold ounce	$1,329	$1,660

(1)

Previously disclosed total assets for the quarter ended September 30, 2012 were impacted by the adoption of IFRIC 20. The net impact of ($26,381) comprises a decrease to inventories of ($931,524) offset by an increase to mineral properties, plant and equipment of $905,143.

“Q3 was a record production quarter for the Company with 29,139 ounces of gold produced. We managed to generate some free cash flow during a quarter where he had significant capital expenditures. The expansion of the existing crushing circuit went very smoothly and we are currently seeing the benefit of the resultant increased throughput” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp. “At current gold prices, the Company remains self financed and expects to generate free cash flow for the remainder of the year. The new resource/reserve estimate and mine plan are imminent.”

Reminder of Q3 2013 results conference call:

The Company’s senior management will host a conference call to discuss Q3 2013 financial results on October 30, 2013 at 10:00 am (ET). Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the following passcode 845689 or following this link: https://selfreg-inscriptionauto.confsolutions.ca/webportal/reg.html?Acc=3695912854&Conf=131576.

After entering your information, you will be given a passcode and pin that you will need to join the conference call on October 30. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin. A replay of the call will be available after the call until November 5, 2013, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 4685359. A live and archived audio webcast will also be available at www.timminsgold.com.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 118,000 ounces of gold in 2013.

On behalf of the Board:	For further information:

Bruce Bragagnolo, LLB	Alex P. Tsakumis
Chief Executive Officer	Vice President, Corporate Development
604-638-8980	604-638-8976
bruce@timminsgold.com	alex@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgement regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.